                              FILED BY STARTEC GLOBAL COMMUNICATIONS CORPORATION
                          PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933,
                                           AS AMENDED, AND DEEMED FILED PURSUANT
                                       TO RULE 14a-12 OF THE SECURITIES EXCHANGE
                                                         ACT OF 1934, AS AMENDED
                                   SUBJECT COMPANY: CAPSULE COMMUNICATIONS, INC.
                                                     COMMISSION FILE NO. 0-30555


The proposed merger will be submitted to Startec's and Capsule's shareholders for their consideration. Pending filing and clearance of the requisite proxy materials with the Securities and Exchange Commission ("SEC"), neither company has set a date for a special meeting of its shareholders to approve the merger. Startec and Capsule will file a joint proxy statement/prospectus regarding the proposed merger with the SEC and will mail such document to their shareholders. Such shareholders should read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information that such shareholders should consider. Such shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Startec and Capsule, without charge, at the SEC's Internet web site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Startec Global Communications Corporation, 10411 Motor City Drive, Bethesda, Maryland 20817, Attention: Prabhav V. Maniyar (301-365-8959), or to Capsule Communications, Inc., Two Greenwood Square, 3331 Street Road, Suite 275, Bensalem, Pennsylvania 19020, Attention: David B. Hurwitz (215-633-9400). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus to be filed with the SEC.

JOINT PRESS RELEASE

SOURCE:  STARTEC GLOBAL COMMUNICATIONS CORPORATION

CONTACTS:

         Prabhav V. Maniyar
         Chief Financial Officer
         Startec Global Communications Corporation
         (301) 365-8959 e-mail: pmaniyar@startec.net

         David Hurwitz
         President and Chief Executive Officer
         Capsule Communications, Inc.
         (215) 244-3433 e-mail: dhurwitz@capsulecom.com

STARTEC GLOBAL COMMUNICATIONS CORPORATION WILL ACQUIRE CAPSULE COMMUNICATIONS, INC.

STARTEC CITES VALUE OF CAPSULE'S CUSTOMER BASE, SALES ORGANIZATION, AND ABILITY TO FURTHER STARTEC'S PUSH FOR COMMERCIAL CUSTOMERS


Bethesda, Maryland, November 6, 2000 - Startec Global Communications Corporation (Nasdaq: STGC) and Capsule Communications, Inc. (Nasdaq Small
Cap: CAPS) today jointly announced that they have signed a definitive merger agreement for the acquisition of Capsule by Startec.

Startec, based in Bethesda, MD, provides voice, data and Internet services over its own network to residential customers and enterprises transacting business in emerging markets throughout the world. Capsule, based in Bensalem, PA, is a local, long distance and cellular telecommunications company that caters to small and medium-sized businesses and residential customers.


STRATEGIC VALUE

"As previously announced, Startec has built its international IP network largely by focusing on residential customers. We are now aggressively leveraging that network by substantially increasing our number of business customers. The growth of this revenue stream is expected to increase our gross margin in 2001," said Startec Chairman and CEO Ram Mukunda. "Capsule offers us a customer base and a marketing organization that will help us obtain that goal." Specifically, Mukunda stated that the Capsule sales organization will be able to market to businesses on the East and West Coasts of the U.S. that need to communicate with individuals and other businesses in emerging economies. He said the first targeted market will be the growing number of U.S. technology companies that transact business in India. "This marketing effort will commence immediately," Mukunda added.

Capsule President and CEO David Hurwitz said that Capsule currently has more than 33,000 customers, over 300 active sales agents, and a very strong on-line customer service system. "Startec's global IP network provides the perfect solutions to businesses seeking cost effective, high quality connectivity across multiple locations," Hurwitz commented. "We can now meet the demands of our business customers for enhanced IP-based solutions. This deal combines the strengths of Startec's advanced IP technology with Capsule's significant customer base, strong distribution channels, and highly effective back office agent support systems."

Startec expects to continue its acquisition strategy to increase its number of business customers while maintaining its market focus on emerging economies. "This is our time to be aggressive. We have the network and the products, and we have the focus," said Mukunda. "We will seriously consider acquisition candidates that fit with our strategy and offer the prospect of being accretive within the first quarter of our ownership, and preferably from day one."

During the second quarter 2000, Capsule achieved $9.6 million in revenue, gross margin of 27% and negative EBITDA of $772,000. Startec expects to move Capsule's customers to its IP network and obtain significant operational synergies. "We expect to achieve network and operational synergies that will allow the Capsule acquisition to be accretive to EBIDTA by the time the deal closes," said Prabhav Maniyar, chief financial officer of Startec.


STRUCTURE & TERMS OF THE MERGER

Under the terms of the merger, subject to certain price adjustments, Startec will issue approximately 2.7 million shares of common stock to shareholders of Capsule. In addition,

Startec will issue an aggregate of $3 million in 5-year, unsecured promissory notes to two Capsule shareholders owning approximately 74% of the issued and outstanding shares of Capsule.

The merger agreement, which is expected to be formally consummated in the first quarter of 2001, is subject to the conditions set forth in the merger agreement and requires, among other things, the approval of Startec and Capsule shareholders as well as the receipt of regulatory approvals. The approval of the merger by Capsule's stockholders is assured because the two Capsule shareholders beneficially owning in the aggregate approximately 74% of Capsule's outstanding common stock have executed voting agreements committing them to vote all of their shares in favor of the merger.

Pending filing and clearance of the requisite proxy materials with the Securities and Exchange Commission, neither company has set a date for a special meeting of its stockholders to approve the merger.


ABOUT STARTEC:

Startec Global Communications Corporation is a leading provider of advanced communications and Internet services to residential and business customers transacting with the world's emerging economies. The Company's extensive affiliated network of international gateway and domestic switches, IP gateways and ownership in 15 undersea fiber optic cables also provides IP-based voice, data and video service to major long distance carriers, Internet Service Providers (ISPs) and Internet Portals.

eStart, Startec's online brand for a series of ethnic virtual communities, offers bundled services and other enhanced IP-based services to residential and business customers.

For more information on Startec and eStart, please visit their Web sites at WWW.STARTEC.COM and WWW.ESTART.COM.

Startec's Managed Network Services are currently available nationwide, scaleable for businesses of any size. Businesses can currently register on- line to become a Startec Commercial Services customer through the company's interactive portal, which went live last month. For information on becoming a Startec Commercial customer, call 800-393-6751 or send an e-mail to COMMERCIAL@STARTEC.NET.


ABOUT CAPSULE:

Capsule Communications, Inc. is a publicly traded local and long distance telecommunications company that is taking advantage of the convergence of the current and future competitive technological and regulatory developments in the Internet and telecommunications markets. Capsule provides an integrated suite of communications services to small and medium-sized business and residential customers, including local, long distance, calling cards, dedicated access, DSL, private line/frame relay circuits, cellular, paging, and Web site design and hosting. For more information, visit their Web site at WWW.CAPSULECOM.COM.

Other than historical information contained herein, certain statements in this release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1994. Forward-looking statements in this release include statements regarding synergies and growth expected as a result of the merger, and involve a number of risks and uncertainties, including, but not limited to, changes in market conditions, government regulation, the volatile and competitive environment for Internet telephony, technology, the international communications industry and the global economy; availability of transmission facilities; management of rapid growth; entry into new and developing markets; competition; customer concentration and attrition; the expansion of the global network; and difficulties in integrating Capsule's business with Startec's business. These risk factors, among others, are discussed in further detail in the Startec's SEC filings.

SOURCE:  STARTEC GLOBAL COMMUNICATIONS CORPORATION